UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Duff & Phelps Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

26433B107

(CUSIP Number)

Jennings J. Newcom

Lovell Minnick Partners LLC

Radnor Financial Center

150 N. Radnor Chester Road, Suite A200

Radnor, PA 19087

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey R. Brandel

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

March 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26433B107	Schedule 13D

1	Names of Reporting Persons LM Duff Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 2,093,675

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 2,093,675

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,093,675

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 26433B107	Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Lovell Minnick Equity Partners II LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 2,093,675

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 2,093,675

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,093,675

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 26433B107	Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Lovell Minnick Equity Advisors II LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 2,093,675

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 2,093,675

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,093,675

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 26433B107	Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Lovell Minnick Equity Partners LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 0

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 26433B107	Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Lovell Minnick Equity Advisors LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 0

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 26433B107	Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Lovell Minnick Partners LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 2,093,675

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 2,121,499

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,121,499

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.99%

14	Type of Reporting Person (See Instructions) OO

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D (the “Initial Filing”) filed by the Reporting Persons on October 15, 2007 and the Amendment No. 1 filed on May 27, 2009.

This Amendment No. 2 is being filed to report the redemption by Duff & Phelps Acquisitions LLC (“DPA”) of 1,521,889 New Class A Units of DPA, exchangeable on a one-for-one basis for the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), on March 1 and March 7, 2012 at a price of $13.75 per share for aggregate gross proceeds to the Reporting Persons of $20,925,973.75.

Items 2, 3, 4 and 5 of the Initial Filing are amended as set forth below. Items 6 and 7 of the Initial Filing are unchanged.

Item 2.	Identity and Background.

The persons filing this statement (collectively, the “Reporting Persons”) are:

(a)           LM Duff Holdings LLC, a Delaware limited liability company (“LM Duff”);

(b)           Lovell Minnick Equity Partners II LP, a Delaware limited partnership (“LMEP II”);

(c)           Lovell Minnick Equity Advisors II LLC, a Delaware limited liability company (“LMEA II”);

(d)           Lovell Minnick Equity Partners LP, a Delaware limited partnership (“LMEP”);

(e)           Lovell Minnick Equity Advisors LLC, a Delaware limited liability company (“LMEA”); and

(f)            Lovell Minnick Partners LLC, a Delaware limited liability company (“LMP”).

The business address of each of the Reporting Persons is 150 N. Radnor Chester Road, Suite A200, Radnor, Pennsylvania 19087.

The principal business of LM Duff and LMEP II consists of investing in securities and committing capital to facilitate corporate restructuring and other investments.  The principal business of LMEA II consists of performing the functions of, and serving as general partner of LMEP II.  The principal business of LMP consists of performing the functions of, and serving as the general partner of LMEA II.

During the last five years, no Reporting Person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Persons beneficially own 2,093,675 New Class A Units of DPA. Pursuant to an exchange agreement entered into in connection with the closing of the initial public offering of Issuer (the “Exchange Agreement”), holders of New Class A Units of DPA issued in connection with the reorganization of DPA immediately prior to the consummation of the initial public offering (the “Reorganization”) may exchange their New Class A Units for Common Stock of Issuer on a one-for-one basis up to four times each year, subject to the vesting, minimum retained ownership requirements and transfer restrictions and customary conversion rate adjustments for splits, unit distributions and reclassifications contained in the Exchange Agreement. The New Class A Units were converted from the multiple-class structure membership interests of DPA that existed prior to the Reorganization.  The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 2 to the Initial Filing.

In addition, two managing directors of LMP, Mr. Jeffrey Lovell and Mr. Robert Belke, each own 13,912 shares of Class A Common Stock of the Issuer.  Mr. Lovell and Mr. Belke also are directors of the Issuer.  The shares of Class A Common Stock held by Mr. Lovell and Mr. Belke were received as compensation for serving as a director of the Issuer.  Under certain circumstances, affiliates of LMP may be deemed to direct the disposition of such shares.

The Reporting Person disclaims any beneficial ownership interest in these shares.

Item 4.	Purpose of Transaction.

The information set forth under Items 3 and 6 is hereby incorporated by this reference.

All of the New Class A Units (and beneficial ownership of Common Stock reported herein) were acquired for investment purposes.  The Reporting Persons acquired the New Class A Units as part of the Reorganization, pursuant to the Exchange Agreement.  The Reporting Persons review on a continuing basis the investment in the Issuer.  Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise disclosed herein, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer (which may include Jeffrey Lovell and Robert Belke), other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 42,648,191 shares of the Issuer’s Class A Common Stock and Class B Common Stock (together, the “Common Stock”) as of the date hereof.

(a)           As a result of the Exchange Agreement and the redemption by DPA of the New Class A Units of DPA as set forth in the introduction to the Amendment No. 2, LM Duff holds 2,093,675 shares of Class A Common Stock for its own account, representing 4.9% of the total number of shares of Common Stock outstanding.  LM Duff is controlled by its sole managing member, LMEP II.  LMEP II is controlled by its sole general partner, LMEA II, and LMEA II is controlled by its sole managing member, LMP.  As a result, LMEP II and LMEA II may be deemed to beneficially own the 2,093,675 shares of Class A Common Stock owned by LM Duff.  LMEP sold all of the shares it held, as reported in Amendment No. 1 to Schedule 13D in this redemption offering and now holds 0 shares of Class A Common Stock, representing 0% of the total number of shares of Common Stock outstanding.  LMEP is controlled by its sole general partner, LMEA, and LMEA is controlled by its sole managing member, LMP.  As a result of the sale, LMEP and LMEA no longer hold an interest in the Issuer’s Common Stock.  Further, LMP may be deemed to beneficially own the 2,093,675 shares, or 4.9% of the Class A Common Stock owned by LM Duff.

In addition, LMP may be deemed to have dispositive power over the 13,912 shares of Class A Common Stock held by each of Jeffrey Lovell and Robert Belke for a total dispositive holding of 2,121,499 shares or 4.99%.  As set forth in Item 6 of Amendment No. 1 to Schedule 13D, under an agreement between an affiliate of LMP and Messrs. Lovell and Belke, each of Messrs. Lovell and Belke agreed to dispose of the shares of Class A Common Stock owned by him (and any other shares granted to him by the Issuer as compensation for director services) if he ceases to serve as a director of the Issuer or if LMP ceases to be a beneficial owner of Class A Common Stock.

(b)           Other than as described in paragraph (a) above, the Reporting Persons have and will have the sole power to vote and dispose of the shares of the Common Stock that they beneficially own, by virtue of the relationships described above.

(c)           Other than as described in paragraph (a) above, the Reporting Persons have not effected any transactions in the Issuer’s securities within the past 60 days.

(d)           Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2012

LM DUFF HOLDINGS, LLC

By:	Lovell Minnick Equity Partners II LP, its Manager

By:	Lovell Minnick Equity Advisors II LLC, its General Partner

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK EQUITY PARTNERS II LP

By:	Lovell Minnick Equity Advisors II LLC, its General Partner

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK EQUITY ADVISORS II LLC

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK EQUITY PARTNERS LP

By:	Lovell Minnick Equity Advisors LLC, its General Partner

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK EQUITY ADVISORS LLC

By:	Lovell Minnick Partners LLC, its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK PARTNERS LLC

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director